Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333- 257008

February 15, 2024

Pricing Term Sheet

Eastman Chemical Company

$750,000,000 5.625% Notes due 2034

Issuer:	Eastman Chemical Company (the “Company”)

Expected Ratings(1):	Baa2 (stable) / BBB (stable) (Moody’s / S&P)

Trade Date: Settlement Date: Security Type:	February 15, 2024 February 20, 2024 (T+2) Senior Unsecured Notes

Offering Format:	SEC-Registered

Principal Amount:	$750,000,000

Interest Payment Dates:	Semi-annually on February 20 and August 20 of each year, beginning August 20, 2024

Maturity Date:	February 20, 2034

Coupon:	5.625%

Price to Public:	99.811% of the principal amount, plus accrued interest, if any, from February 20, 2024

Yield to Maturity:	5.650%

Benchmark Treasury:	4.000% due February 15, 2034

Benchmark Treasury Price and Yield:	98-04+; 4.230%

Spread to Benchmark Treasury:	+142 bps

Make-whole Call:	Prior to November 20, 2033 at T + 25 bps

Par Call:	On or after November 20, 2033

Change of Control:	Upon the occurrence of a change of control triggering event, the Company will be required to make an offer to repurchase all or a portion of the notes at a price equal to 101% of principal, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include working capital, capital expenditures, the repayment of other indebtedness outstanding from time to time, and other matters in connection with implementation of our strategic initiatives.

CUSIP / ISIN:	277432 AY6 / US277432AY69

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30 / 360

Clearing and Settlement:	DTC

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Morgan Stanley & Co. LLC

Truist Securities, Inc.

Co-Managers:	PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

(1)

A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s website at http://www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403 or Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on February 15, 2024 relating to its prospectus dated June 11, 2021 (such prospectus, as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

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